

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Andrew McBride
Chief Financial Officer
Gores Metropoulos II, Inc.
6260 Lookout Road
Boulder, CO 80301

> **Re: Gores Metropoulos II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 17, 2021**
> **File No. 333-257726**

Dear Mr. McBride:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed September 17, 2021

The Business Combination
Certain Financial Projections Provided to Our Board
Non-GAAP Measured Used in the Financial Projections, page 189

1.   We note your response to our prior comment 9 and the related changes to your disclosure. Please expand your discussion of Adjusted Gross Profit (Loss) and Adjusted Gross Margin to state that those measures exclude certain costs directly associated with the operations of Sonder's buildings and the nature of those costs.

Sonder Performance for 2021 As Compared to the Financial Projections, page 197

2. We note your response to our prior comment 11 and the related revisions to your disclosure. Please balance your disclosure by also providing a comparison of forecasted expenses to actual expenses as well as a comparison of forecasted results to annualized results for the six months ended June 30, 2021.

Sonder Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 331

3. We have considered your responses to our prior comments 13 and 14 and the related changes to your disclosure. Please explain to us how your current presentation complies with the disclosure requirements of Item 10(e) of Regulation S-K. Specifically, tell us how you have reconciled your measure of Property Level Profit (Loss) to the most directly comparable GAAP financial measure.

You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James R. Griffin, Esq.